Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

May 16, 2013
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:     Diebold Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 001-04879
Gentlemen:
Diebold Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 18, 2013 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures with regard to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed February 15, 2013.
Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.
Item 1. Business
Critical Accounting Policies and Estimates

1.
Tell us what consideration you gave to providing a discussion of your backlog pursuant to the disclosure requirements in Item 101(c)(1)(viii) of Regulation S-K. In light of your disclosure on page 19 that your growing backlog in Asia-Pacific and U.S. national accounts is encouraging and a reference to pending orders in Brazil, it is unclear why you believe quantitative disclosure of your backlog is immaterial.

Response:
Item 101(c)(1)(viii) requires companies to include in that description the dollar amount of backlog orders believed to be firm to the extent material to an understanding of the registrant's business taken as a whole. With respect to our commentary on page 19, we are pointing to encouraging signs in the marketplace that activity is increasing. For many years, we have not provided a quantitative disclosure of backlog as we believe it is not a meaningful indicator of our future business prospects and could be misleading to investors. There are several factors that support this belief, including:

•
Over 50 percent of our revenue is derived from services. While we have service contracts in place, we also routinely provide services on a billed-work basis that does not ordinarily give rise to a backlog position.

•	We are concerned that backlog may be used by investors to calculate expected profitability. Our profitability can be dramatically different between product type and customer type/size.

United States Securities and Exchange Commission
Division of Corporation Finance
May 16, 2013

•
We believe that our revenue backlog does not yield the level of granularity to be meaningful to investors from a future profitability perspective. We removed order entry from our quarterly earnings releases for this reason beginning in the first quarter of 2012.

•
Many factors impact our ability to accurately estimate the timing of delivery and acceptance of ordered products and, therefore, backlog expected to be filled within the current fiscal year can be difficult to predict.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2012 comparison with 2011
Other Income (Expense), page 25

2.
We note that in 2012 you recorded expenses related to estimated losses associated with the potential outcome of the FCPA investigation within other income (expense), or stated differently, outside of operating profit (loss). Please tell us why you believe that classification of this expense as non-operating in nature is appropriate.

Response:
During 2012, we did classify the expense related to the estimated penalty regarding the ongoing FCPA investigation within other income (expense) for the following reasons:

•
We do not believe that the penalty amounts are indicative of the nature of our operations or our current results. Furthermore, there is no correlation between our current operations and the estimated penalty.

•
We note that the ongoing internal and external costs related to the Global FCPA investigation and the additional costs associated with an increased headcount in our legal and compliance department are included in operations.

•
Treatment of the penalty as non-operating in nature is consistent with our recording of the $25 million penalty associated with the settlement of the civil charges by the SEC related to the matters that arose during the Company's restatement of its financial statements in the first quarter of 2009.

•
This charge was disclosed in the notes to the financial statements including a description as to which line on the income statement contained the penalty in accordance with Rule 5-03 of Regulation S-X.

***
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-5545.
Sincerely,
/s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and
    Chief Financial Officer